EXHIBIT 99.1

PRESS RELEASE          Contact: Carrizo Oil & Gas, Inc.
                                B. Allen Connell, Director of Investor Relations Paul F. Boling, Chief Financial Officer
                                (281) 496-1352

CARRIZO OIL & GAS, INC. CORRECTS DILUTED SHARE COMPUTATIONS

HOUSTON, November 15, 2004 -- Carrizo Oil & Gas, Inc. (Nasdaq: CRZO) today reported corrections due to a computational error in its diluted shares outstanding. The Company recently discovered the error in a spreadsheet application which tracks the average number of warrants and options outstanding each period. This error impacted Carrizo's financial results, as reported in its 2004 second quarter earnings release, when a number of warrants were exercised and converted to common stock in the second quarter. Accordingly, the correct number of diluted shares was 21,958,647 and 20,802,209 for the 2004 three and six month periods, respectively, rather than 20,293,102 and 18,914,850, as previously reported. Based upon the correct diluted shares outstanding, the actual diluted net income available to common per share ("Diluted Net Income per share") for the 2004 three and six month periods was $0.09 and $0.19, respectively, rather than $0.10 and $0.21, as previously reported in the second quarter earnings release.

This spreadsheet error was also present and impacted the Company's September 30, 2004 year-to-date reported results, as recently announced in the Company's third quarter earnings release. Accordingly, the correct number of diluted shares for the 2004 nine month period was 21,546,329 rather than 20,253,906, as previously reported. Based upon the correct diluted shares outstanding, the actual Diluted Net Income per share for the nine month period was $0.34 rather than $0.36, as previously announced.

The Company's September 30, 2004 three month reported results were not impacted by this error. The actual net income of $3.4 million and the basic and diluted earnings per share of $0.15 and $0.15, respectively, are correct as originally reported for the third quarter of 2004.

A corrected copy of the second and third quarter 2004 press releases have been posted on our website at www.carrizo.cc. The Company has implemented additional procedures to assure the integrity of future share computations.

Carrizo Oil & Gas, Inc., is a Houston-based energy company actively engaged in the exploration, development, exploitation and production of oil and natural gas primarily in proven trends in its North Texas region and along the onshore Texas and Louisiana Gulf Coast regions. Carrizo controls significant prospective acreage blocks and utilizes advanced 3-D seismic techniques to identify potential oil and gas reserves and drilling opportunities.

Statements in this news release, including but not limited to those relating to the Company's or management's beliefs, estimations, and other statements that are not historical facts are forward looking statements that are based on current expectations. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that these expectations will prove correct. Important factors that could cause actual results to differ materially from those in the forward looking statements include the results and dependence on exploratory drilling activities, operating risks, oil and gas price levels, land issues, availability of equipment, weather and other risks described in the Company's Form 10-K for the year ended December 31, 2003 and its other filings with the Securities and Exchange Commission.